UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
NOV 0 8 2004
DIVISION OF MARKET REGULATION

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04014327

ANNUAL AUDITED REPORT
FORM X-17A-5 (A)
PART III

SEC FILE NUMBER
8-28141

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 07/01/03 (MM/DD/YY) AND ENDING 6/30/04 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:

The Truman Group, Inc. (f/k/a First Heritage Corporation)

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

9920 Malvern Dr
(No. and Street)

Tamarac	FL	33321
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Jacob Feldman (954) 720-0311
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

VB&H Certified Public Accountants, LLC
(Name - if individual, state last, first, middle name)

183 Madison Avenue; Suite 204	New York	NY	10016
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
DEC 06 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

AH
12-3-2004

AFFIRMATION

I, Jacob Feldman, affirm that, to the best of my knowledge and belief, the accompanying financial statements and supplemental schedules pertaining to the firm of The Truman Group, Inc. (f/k/a First Heritage Corporation) (Company) at June 30, 2004 and for the year then ended are true and correct. I further affirm that neither the Company nor any officer or director has any proprietary interest in any account classified as that of a customer.

Jacob Feldman, President

Sworn and subscribed to before me this 5th day of November, 2004.

LUANNE MAREK
Notary Public, State of Florida
My Commission Exp. Feb.19, 2007
No. DD185125

THE TRUMAN GROUP, INC. (F/K/A FIRST HERITAGE CORPORATION)

TABLE OF CONTENTS

This report contains (check all applicable boxes): **Page**

VB&H
Certified Public Accountants, LLC

183 Madison Avenue
Suite 204
New York, NY 10016
T: 1.212.448.0010
F: 1.212.448.0053

4920 York Road, Suite 2EE1
P.O. Box 179
Buckingham, PA 18912
T: 1.215.794.9444
F: 1.215.794.9445

E-mail: VBH@getcpa.com
www.getcpa.com

INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS' REPORT

To the Board of Directors
The Truman Group, Inc.
(f/k/a First Heritage Corporation)
Tamarac, Florida

We have audited the accompanying balance sheet of The Truman Group, Inc. (f/k/a First Heritage Corporation) as of June 30, 2004 and the related statements of operations, cash flows and changes in stockholder's equity for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with U.S. generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of The Truman Group, Inc as of June 30, 2004, and the results of its operations and its cash flows for the year then ended, in conformity with U.S. generally accepted accounting principles.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the financial statements, the Company has limited operations and limited assets. Although the Company is a member of the National Association of Securities Dealers, Inc., there can be no assurance that the Company will have the capital to implement its intended operations. These conditions raise substantial doubt about the Company's ability to continue as a going concern. The financial statements do not include any adjustments that might result from the outcome of the uncertainty.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the supplemental data is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the examination of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

New York, NY
October 27, 2004

VB&H, CPAs, LLC

THE TRUMAN GROUP, INC.
(F/K/A FIRST HERITAGE CORPORATION)
BALANCE SHEET
As of June 30, 2004
(RESTATED)

ASSETS

Cash		$	6,318
Total Assets		$	6,318

LIABILITIES AND STOCKHOLDER'S EQUITY

Accounts payable and accrued expenses		$	900
Income tax payable			240
Total Liabilities			1,140
Stockholder's Equity:			
Common stock, $1.00 par value, 50,000 shares authorized;			
2,000 shares issued and outstanding	2,000		
Additional paid-in capital	2,588		
Retained earnings	590		
Total Stockholder's Equity			5,178
Total Liabilities and Stockholder's Equity		$	6,078

See accompanying notes.

THE TRUMAN GROUP, INC.
(F/K/A FIRST HERITAGE CORPORATION)
STATEMENT OF OPERATIONS
For the Year Ended June 30, 2004
(RESTATED)

Revenues		
Mutual fund income	$	16,106
Other income		1,321
Total Revenue		17,427
Operating expenses		
Clearing & other expenses		2,721
Licenses & regulatory		4,048
Office expenses		2,309
Commissions and fees expense		3,237
Legal and professional expense		3,500
Total Operating Expenses		15,815
Income before tax provision		1,612
Tax provision		
Provision for income tax		(240)
Net income	$	1,372

See accompanying notes.

THE TRUMAN GROUP, INC.
(F/K/A FIRST HERITAGE CORPORATION)
STATEMENT OF CASH FLOWS
For the Year Ended June 30, 2004
(RESTATED)

Cash Flows Provided By Operating Activities:		
Net income	$	1,372
Adjustments to reconcile net (loss) to cash flows provided by operating activities:		
Decrease in receivable from clearing broker		8,435
Decrease in receivable from Parent Co.		26,687
Increase in income tax payable		240
(Decrease) in accounts payable		(1,387)
Cash Flows Provided by Operating Activities		35,347
Cash Flows (Used) by Investing Activities		-
Cash Flows From Financing Activities:		
Capital contributions		7,250
Capital distributions		(36,987)
Cash Flows (Used) by Financing Activities		(29,737)
Net Increase in cash		5,610
Cash, July 1, 2003		708
Cash, June 30, 2004	$	6,318

See accompanying notes.

THE TRUMAN GROUP, INC.
(F/K/A FIRST HERITAGE CORPORATION)
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
For The Year Ended June 30, 2004
(RESTATED)

	Common Stock		Additional Paid-in	Retained (Deficit)	
	Shares	Amount	Capital	Earnings	Total
Balance, June 30, 2002	2,000	$ 2,000	$ 32,325	$ (6,877)	$ 27,448
Net income for the year	-	-	-	6,095	6,095
Balance, June 30, 2003	2,000	$ 2,000	$ 32,325	$ (782)	$ 33,543
Contribution	-	-	7,250		7,250
Distribution	-	-	(36,987)		(36,987)
Net income for the year	-	-		1,372	1,372
Balance, June 30, 2004	2,000	$ 2,000	$ 2,588	$ 590	$ 5,178

See accompanying notes.

1. ORGANIZATION AND NATURE OF BUSINESS

The Truman Group, Inc. (f/k/a First Heritage Corporation) (Company) was incorporated in Michigan in 1982. The Company is registered with the Securities and Exchange Commission (SEC) and is a member of the National Association of Securities Dealers, Inc. (NASD).

The Company is a wholly-owned subsidiary of First Heritage Global, Ltd. (Parent).

In April 2000, the Parent acquired 100% of the issued and outstanding common stock of the Company. Prior to April 2000, the Company had very limited operations and no operations subsequent to that date as management restructured itself to conduct a securities business principally in equities, debt and mutual funds on an agency basis, as well as riskless principal transactions. In February 2001, the Company successfully completed its continuing membership interview with the NASD. In the current fiscal year, the Company earned minimal mutual fund commissions, has a minimal net capital and minimal net asset.

The Parent is currently negotiating sale of the Company to an individual(s) that plans to capitalize the Company with working capital necessary to begin its intended operations.

The Company expects to clear all of its transactions through security clearing brokers. The Company acts as a broker/dealer and is exempt from Securities and Exchange Commission Rule 15c3-3 under paragraph k (2) (ii) since it uses a security firm for clearing.

Pursuant to an agreement between the Company and Advantage Trading Group, Inc., all securities transactions of the Company are introduced to Advantage Trading Group, Inc., and cleared thru their clearing firm.

2. SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation
The Company's financial statements are prepared using the accrual method of accounting. The Company's year end is June 30.

Use of Estimates
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

3. NET CAPITAL REQUIREMENTS

The Company is a member of the NASD and subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined shall not exceed 8 to 1. At June 30, 2004, the Company had net capital of $5,178, which was in excess of its required net capital of $5,000.

4. RELATED PARTIES

Substantially all of the Company's operating expenses are paid for by its parent under an unconditional, non-recourse agreement.

5. CONTINGENCIES

In the normal course of business, the Company will be engaged in brokerage activities on an agency basis through a clearing broker.

In connection with these activities, a customer's unsettled transactions may expose the Company to off-balance-sheet risk in the event the customer is unable to fulfill its contractual obligations.

Significant credit exposure may result in the event that the Company's clearing broker is unable to fulfill their contractual obligation.

THE TRUMAN GROUP, INC.
(F/K/A FIRST HERITAGE CORPORATION)
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
June 30, 2004
(RESTATED)

NET CAPITAL:	
Total stockholder's equity	$ 5,178
Non-allowable assets and deductions	-
Net capital before haircuts on securities positions	5,178
Haircuts on securities positions	-
Net Capital	$ 5,178
AGGREGATE INDEBTEDNESS:	
Items included in the statement of financial condition	
Accounts payable and accrued expenses	$ 1,140
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT:	
Minimum net capital required	$ 5,000
Excess Net capital	$ 178

The above computation does differ materially from the June 30, 2004 computation of net capital filed electronically by the company on FOCUS Form X-17A-5 Part IIA. Reasons for the difference is additional liability.

VB&H
Certified Public Accountants, LLC

183 Madison Avenue
Suite 204
New York, NY 10016
T: 1.212.448.0010
F: 1.212.448.0053

4920 York Road, Suite 2EE1
P.O. Box 179
Buckingham, PA 18912
T: 1.215.794.9444
F: 1.215.794.9445

E-mail: VBH@getcpa.com
www.getcpa.com

INDEPENDENT ACCOUNTANTS' REPORT ON INTERNAL ACCOUNTING CONTROL REQUIRED BY SEC RULE 17a-5

To the Board of Directors of
First Heritage Corporation

In planning and performing our audit of the financial statements and supplementary information of The Truman Group, Inc. (f/k/a First Heritage Corporation) (the "Company") for the year ended June 30, 204, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following: 1) Making quarterly securities examinations, counts, verifications and comparisons; 2) Recordation of differences required by Rule 17a-13, or, 3) Complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining a system of internal accounting control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at June 30, 2004, to meet the Commission's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the Securities and Exchange Commission, the National Association of Securities Dealers, Inc., (N.A.S.D.), and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

VB&H, CPAs, LLC

New York, NY
October 27, 2004

VB&H
Certified Public Accountants, LLC